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                                                                     EXHIBIT 3.2

(ON CHAPMAN AND CUTLER LETTERHEAD)

February 24, 1998

John Nuveen & Co. Incorporated
333 W. Wacker Drive
Chicago, Illinois 60606

RE:  Nuveen Tax-Free Unit Trust, Series 985

Gentlemen:

   We have served as counsel for you, as Depositor of Nuveen Tax-Free Unit Trust, Series 985 (the "Fund") in connection with the issuance under the Trust Indenture and Agreement, dated the date hereof between John Nuveen & Co. Incorporated, as Depositor, and The Chase Manhattan Bank, as Trustee, of Units of fractional undivided interest (the "Units"), as evidenced by a book entry position or certificate, if requested by the purchaser of Units, in the one or more Trusts of said Fund.

   We have also served as counsel for you in connection with all previous Series of the Nuveen Tax-Free Unit Trust and as such have previously examined such pertinent records and documents and matters of law as we have deemed necessary, including (but not limited to) the Trust Indenture and Agreements with respect to those series. We have also examined such pertinent records and documents and matters of law as we have deemed necessary including (but not limited to) the Trust Indenture and Agreement relating to Nuveen Tax-Free Unit Trust, Series 985.

   We have concluded that the Trust Indenture and Agreement for the Fund and its counterpart in each of the prior issues of Nuveen Tax-Free Unit Trust are in all material respects substantially identical. For purposes of the following opinions, it is assumed that each asset of the Trust is debt, the interest on which is excluded from gross income for federal income tax purposes.

   Based upon the foregoing, and upon such matters of law as we consider to be applicable, we are of the opinion that, under existing federal income law:

   (i) Each of the Trusts will not be an association taxable as a corporation but will be governed by the provisions of Subchapter J (relating to Trusts) of Chapter 1, Internal Revenue Code of 1986 (the "Code").

   (ii) Each Unitholder will be considered as owning a pro rata share of each asset of the respective Trust of the Fund in the proportion that the number of Units of such Trust held by him bears to the total number of outstanding Units of such Trust. Under Subpart E, Subchapter J of Chapter 1 of the Code, income of each Trust will be treated as income of each Unitholder of the Trust in the proportion described, and an item of Trust income will have the same character in the hands of a Unitholder as it would have in the hands of the Trustee. Accordingly, to the extent that the income of a Trust consists of interest and original issue discount excludable from gross income under Section 103 of the Code, such income will be excludable from Federal gross income of the Unitholder, except in the case of a Unitholder who is a substantial user (or a person related to such user) of a facility financed through issuance of any industrial development bonds or certain private activity bonds held by the Trust. In the case of such Unitholder who is a substantial user (and no other) interest received with respect to his Units attributable to such industrial development bonds or such private activity bonds is includable in his gross income. To the extent the Trust holds bonds that are "specified private activity bonds" within the meaning of Section 57(a)(5) of the Code, a Unitholder's pro rata portion of the income on such Bonds will be included as an item of tax preference in the computation of the alternative minimum tax applied to all taxpayers (including non-corporate taxpayers) subject to the alternative minimum tax. In the case of certain corporations, interest on all of the Bonds is included in computing the alternative minimum tax pursuant to Sections 56(c) of the Code and the branch profits tax imposed by Section 884 of the Code with respect to U.S. branches of foreign corporations.

   (iii) Gain or loss will be recognized to a Unitholder upon redemption or sale of his Units. Such gain or loss is measured by comparing the proceeds of such redemption or sale with the adjusted basis of the Units. If a Bond is acquired with accrued interest, that portion of the price paid for the accrued interest is added to the tax basis of the Bond. When this accrued interest is received, it is treated as a return of capital and reduces the tax basis of the Bond. If a Bond is purchased for a premium, the amount of the premium is added to the tax basis of the Bond. Bond premium is amortized over the remaining term of the Bond, and the tax basis of the Bond is reduced each tax year by the amount of the premium amortized in that tax year. Unitholders must reduce the tax basis of their Units for their share of accrued interest received by the Trust, if any, on Bonds delivered after the Unitholders pay for their Units to the extent that such interest accrued on such Bonds before the date the Trust acquired ownership of the Bonds (and the amount of this reduction may exceed the amount of accrued interest paid to the seller) and, consequently, such
Unitholders   may   have  an   increase  in   taxable   gain  or   reduction  in
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capital loss upon the disposition of such  Units. Such gain or loss is  measured by comparing the proceeds of such redemption or sale with the adjusted basis of such Units. In addition, such basis will be increased by both the Unitholder's aliquot share of the accrued original issue discount (and market discount, if the Unitholder elects to include market discount in income as it accrues) with respect to each Bond held by the Trust with respect to which there was original issue discount at the time the Bond was issued (or which was purchased with market discount) and reduced by the annual amortization of bond premium, if any, on Bonds held by the Trust.

   (iv) If the Trustee disposes of a Trust asset (whether by sale, payment on maturity, redemption or otherwise), gain or loss is recognized to the Unitholder and the amount thereof is measured by comparing the Unitholder's aliquot share of the total proceeds from the transaction with his basis for his fractional interest in the asset disposed of. Such basis is ascertained by apportioning the tax basis for his Units among each of the Trust assets (as of the date on which his Units were acquired) ratably according to their values as of the valuation date nearest the date on which he purchased such Units. A Unitholder's basis in his Units and of his fractional interest in each Trust asset must be reduced by the amount of his aliquot share of accrued interest received by the Trust, if any, on Bonds delivered after the Unitholders pay for their Units to the extent that such interest accrued on the Bonds before the Trust acquired ownership of the Bonds (and the amount of this reduction may exceed the amount of accrued interest paid to the seller), must be reduced by the annual amortization of bond premium, if any, on Bonds held by the Trust; and must be increased by the Unitholder's share of accrued original issue discount (and market discount, if the Unitholder elects to include market discount in income as it accrues) with respect to each Bond which, at the time the Bond was issued, had original issue discount (or which was purchased with market discount).

   (v) In the case of any Bond held by the Trust where the "stated redemption price at maturity" exceeds the "issue price," such excess shall be original issue discount. With respect to each Unitholder, upon the purchase of his Units subsequent to the original issuance of Bonds held by the Trust Section 1272(a)(7) of the Code provides for a reduction in the accrued "daily portion" of such original issue discount upon the purchase of a Bond subsequent to the Bond's original issue, under certain circumstances. In the case of any Bond held by the Trust the interest on which is excludable from gross income under Section 103 of the Code, any original issue discount which accrues with respect thereto will be treated as interest which is excludable from gross income under Section 103 of the Code.

   (vi) In the case of Trusts for which MBIA Insurance Corporation ("MBIA") insurance with respect to each of the Bonds deposited therein has been obtained by the Depositor or the issuer or underwriter of the Bonds, we have examined the form of MBIA's policy or several policies of insurance (the "Policies") which have been delivered to the Trustee. Assuming issuance of Policies in such form, in our opinion, any amounts paid under said Policies representing maturing interest on defaulted Bonds held by the Trustee will be excludable from Federal gross income if, and to the same extent as, such interest would have been so excludable if paid in normal course of business by the respective issuer of the defaulted Bonds, provided that, at the time such policies are purchased, the amounts paid for such policies are reasonable, customary and consistent with the reasonable expectation that the issuer of the Bonds, rather than the insurer, will pay debt service on the Bonds. Paragraph (ii) of this opinion is accordingly applicable to Policy proceeds representing maturing interest.

   (vii) Certain bonds in the portfolio of the Trust have been insured by the issuers, underwriters, the Sponsor or others against default in the prompt payment of principal and interest (the "Insured Bonds"). Such Bonds are so designated on the portfolio pages in the Prospectus for each Trust. Insurance on Insured Bonds is effective so long as such Bonds remain outstanding. For each of these Bonds, we have been advised that the aggregate principal amount of such Bonds listed on the portfolio page was acquired by the Trust and are part of the series of such Bonds in the listed aggregate principal amount. Based upon the assumption that the Insured Bonds of the Trust are part of a series covered by an insurance policy, it is our opinion that any amounts received by the Trust representing maturing interest on such Bonds will be excludable from Federal gross income if, and to the same extent as, such interest would have been so excludable if paid in normal course by the Issuer provided that, at the time such policies are purchased, the amounts paid for such policies are reasonable, customary and consistent with the reasonable expectation that the issuer of the Bonds, rather than the insurer will pay debt service on the Bonds. Paragraph
(ii) of this opinion is accordingly applicable to such payment.

   Because the Trusts do not include any "private activity bonds" within the meaning of Section 57(a)(5) of the Code issued on or after August 8, 1986, none of the Trust Fund's interest income shall be treated as an item of tax preference when computing the alternative minimum tax. In the case of corporations, for taxable years beginning after December 31, 1986, the alternative minimum tax and the Superfund Tax depend upon the corporation's alternative minimum taxable income ("AMTI"), which is the corporation's taxable income with certain adjustments.

   Pursuant to Section 56(c) of the Code, one of the adjustment items used in computing AMTI of a corporation (other than an S Corporation, Regulated Investment Company, Real Estate Investment Trust or
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REMIC)  for tax years beginning in 1989 is  an amount equal to 75% of the excess of such corporation's "adjusted current earnings" over an amount equal to its AMTI (before such adjustment item and the alternative tax net operating loss deduction). "Adjusted current earnings" includes all tax-exempt interest, including interest on all Bonds in the Trust, and tax-exempt original issue discount.

   Sections 1288 and 1272 of the Code provide a complex set of rules governing the accrual of original issue discount. These rules provide that original issue discount accrues either on the basis of a constant compound interest rate or ratably over the term of the Bond, depending on the date the Bond was issued. In addition, special rules apply if the purchase price of a Bond exceeds the original issue price plus the amount of original issue discount which would have previously accrued based upon its issue price (its "adjusted issue price"). The application of these rules will also vary depending on the value of the bond on the date a Unitholder acquires his Units, and the price the Unitholder pays for his Units.

   Effective for tax returns filed after December 31, 1987, all taxpayers are required to disclose to the Internal Revenue Service the amount of tax-exempt interest earned during the year.

   Section 265 of the Code provides for a reduction in each taxable year of 100% of the otherwise deductible interest on indebtedness incurred or continued by financial institutions, to which either Section 585 or Section 593 of the Code applies, to purchase or carry obligations acquired after August 7, 1986 (with certain exceptions), the interest on which is exempt from Federal income taxes for such taxable year. Under rules prescribed by Section 265, the amount of interest otherwise deductible by such financial institutions in any taxable year which is deemed to be attributable to tax-exempt obligations acquired after August 7, 1986, will generally be the amount that bears the same ratio to the interest deduction otherwise allowable (determined without regard to Section
265) to the taxpayer for the taxable year as the taxpayer's average adjusted basis (within the meaning of Section 1016) of tax-exempt obligations acquired after August 7, 1986, bears to such average adjusted basis for all assets of the taxpayer. The U.S. Treasury Department has proposed extending the financial institution rules to all corporations.

   We also call attention to the fact that, under Section 265 of the Code, interest on indebtedness incurred or continued to purchase or carry Units is not deductible for Federal income tax purposes. Under rules used by the Internal Revenue Service for determining when borrowed funds are considered used for the purpose of purchasing or carrying particular assets, the purchase of Units may be considered to have been made with borrowed funds even though the borrowed funds are not directly traceable to the purchase of Units. However, these rules generally do not apply to interest paid on indebtedness incurred for expenditures of a personal nature such as a mortgage incurred to purchase or improve a personal residence.

   "The Revenue Reconciliation Act of 1993" (the "Tax Act") subjects tax-exempt bonds to the market discount rules of the Code effective for bonds purchased after April 30, 1993. In general, market discount is the amount (if any) by which the stated redemption price at maturity exceeds an investor's purchase price (except to the extent that such difference, if any, is attributable to original issue discount not yet accrued) subject to a statutory de minimis rule. Market discount can arise based on the price a Trust pays for Bonds or the price a Unitholder pays for his or her Units. Under the Tax Act, accretion of market discount is taxable as ordinary income; under prior law, the accretion had been treated as capital gain. Market discount that accretes while a Trust holds a Bond would be recognized as ordinary income by the Unitholders when principal payments are received on the Bond, upon sale or at redemption (including early redemption), or upon the sale or redemption of his or her Units, unless a Unitholder elects to include market discount in taxable income as it accrues.

   We have not examined any of the Bonds to be deposited and held in the Trust or the proceedings for the issuance thereof or the opinions of bond counsel with respect thereto, and therefore express no opinion as to the exemption from State income taxes of interest on the Bonds if received directly by a Unitholder.

   We hereby consent to the filing of this opinion as an exhibit to the Registration Statement (File No. 333-44503) relating to the Units referred to above and to the use of our name and to the reference to our firm in said Registration Statement and in the related Prospectus.

Respectfully submitted,

CHAPMAN AND CUTLER